Robert J. Rapport
Senior Vice President & Controller
- Chief Accounting Officer
Marsh & McLennan Companies, Inc.
1166 Avenue of the Americas
New York, NY 10036
201 345 5260  Fax 201 284 4809
robert.j.rapport@mmc.com
www.mmc.com

June 30, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:  Marsh & McLennan Companies, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed February 26, 2010
File No. 001-05998

Dear Mr. Rosenberg:

This letter provides the responses of Marsh & McLennan Companies, Inc. (the “Company”) to the comments in your June 17, 2011 letter to Brian Duperreault regarding the Company’s Form 10-K for the year ended December 31, 2010.  The Staff’s comment is included below in italics, followed by our response.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 38

1.
Your foreign operations accounted for 55%, 55% and 56% of your revenues and 138%, 179% and 189% of your pre-tax income in 2010, 2009 and 2008.  Please provide us proposed disclosure for your MD&A to be included in future periodic filings explaining the underlying reasons for the disproportionate pre-tax income of your foreign operations in relation to your foreign sales.  Please also disclose the countries that account for the majority of the foreign operations which are taxed at lower rates than the U.S. along with their effective tax rates.

Response to Comment 1

In response to the Staff’s comment, the Company plans to add disclosure similar to the following to future filings in the section titled “Income Taxes“ in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

“The Company’s non-U.S. revenue over the past three years has been approximately 55% of total revenue, while the pre-tax income from non-U.S. locations varies from 138% to 189% of total pre-tax income. Revenue in the United States has been approximately 45% of total revenue, but we have incurred pre-tax losses in the United States over that period.   The primary reasons for the relative disparity between the percentages of revenue and pre-tax income in these geographies are described below.

Over the past three years, the Company incurred significant charges from restructuring activities and certain litigation matters, which were disproportionately incurred in the United States.  Litigation related charges, including legal fees, resulted from the settlement of shareholder and ERISA class actions in 2009, and the resolution of the Alaska matter in 2010, all of which are discussed in Note 16 to the Consolidated Financial Statements.

In addition, as a U.S. domiciled parent holding company, Marsh & McLennan Companies, Inc., is the issuer for essentially all of the Company’s external indebtedness, and incurs the related interest expense in the U.S.  Finally, most senior executive and oversight functions are conducted in the U.S.  Therefore, the associated costs are incurred primarily in the United States.

The pre-tax income in the UK, Canada, Australia and Bermuda accounted for approximately 65% of the Company’s total non-U.S. pre-tax income, with effective tax rates in those countries of 30%, 33%, 28% and 0%, respectively.”

Item 8.  Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements

Note 7, Income Taxes, page 66

You state that U.S. Federal income taxes are not provided on temporary differences with respect to investments in foreign subsidiaries that are essentially permanent in duration, which at December 31, 2010 amounted to approximately $3.6 billion.  You also state that the realization of the remaining U.S. federal deferred tax assets is not as sensitive to U.S. profits because it is supported by anticipated repatriation of future earnings from the Company’s profitable global operations.  Please tell us how you concluded that the $3.6 billion of undistributed earnings in foreign subsidiaries are essentially permanent in duration.  In addition, please provide proposed revisions to your liquidity disclosure in MD&A indicating the amount of cash and investments that are currently held by your foreign subsidiaries that are considered reinvested indefinitely and its expected effect on your liquidity and capital resources.  Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response to Comment 2

The Company’s foreign subsidiaries regularly remit portions of their annual earnings based primarily on the Company’s analysis of its cash needs and the amount of earnings that are expected to be permanently invested in the foreign operations. Management expects this practice to continue in the future.  Cumulatively over time, a significant portion of global earnings has been permanently invested in the business operations of these foreign subsidiaries, which amounted to $3.6 billion at December 31, 2010, as disclosed in Note 7 to the Consolidated Financial Statements.

As part of the Company’s ongoing operational planning process, at the end of 2010 the Company conducted an analysis of its cash holdings, identifying the financial requirements of the parent company and its foreign subsidiaries, the operational and fiscal objectives of the parent, remittance restrictions, and tax consequences of remittance.   The Company determined that approximately $121 million of the 2010 earnings of the foreign operations is expected to be remitted and considered the impact of such remittances on the Company’s deferred tax accounts. The Company intends to permanently invest the remaining undistributed earnings in the foreign operations and management believes the Company has the ability to do so.

The Company plans to add disclosure similar to the following to its future filings in the liquidity and capital resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations:

“The Company is organized as a holding company, a legal entity separate and distinct from its operating subsidiaries. As a holding company without significant operations of its own, the Company is dependent upon dividends and other payments from its operating subsidiaries to meet its obligations for paying principal and interest on outstanding debt obligations, for paying dividends to stockholders and for corporate expenses. Further, the Company derives a significant portion of its revenue and operating profit from operating subsidiaries located outside of the United States. Funds from the Company’s operating subsidiaries located outside of the United States are regularly repatriated to the United States out of annual earnings.  At December 31, 2010, the Company had approximately $1.2 billion of cash and cash equivalents in its foreign operations of which all but approximately $121 million is considered to be permanently invested in those operations to fund foreign investments and working capital needs. The Company expects to continue its practice of repatriating foreign funds out of annual earnings. While management does not foresee a need to repatriate these funds, which are currently deemed permanently invested, if facts or circumstances change management could elect to repatriate them, if necessary, which could result in higher effective tax rates in the future.”

Item 8.  Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements

Note 7.  Income Taxes, page 66

3.  You state that in the event sufficient taxable income is not generated in future periods, additional valuation allowances of up to $250 million could be required relating to these domestic deferred tax assets.  We also note that your U.S. pre-tax loss was $296 million, $438 million and $439 million in 2010, 2009 and 2008.  Please provide us with a quantified analysis that weights the various positive and negative indicators cited and the factors considered that support your estimated net realizable tax asset.

Response to Comment 3

The Company considered and weighted both positive and negative evidence in determining whether it is more likely than not that valuation allowances were required against its deferred tax assets, including domestic deferred tax assets.

Composition of Domestic Deferred Tax Assets
The potential additional valuation allowances disclosed in Note 7 to the Consolidated Financial Statements comprise $121 million in state deferred tax assets and U.S. foreign tax credit carryforwards (“FTCs”) of $129 million.  The realization of these benefits is sensitive to the profitability of the Company’s domestic operations.  The recent U.S. pre-tax losses have been principally in the Company’s Marsh business.  Approximately $80 million of the $121 million relates to deferred tax assets attributable to states in which Marsh files separate returns and realizability depends on one taxable entity, Marsh USA, Inc. ("MUSA"), generating sufficient taxable income on a stand-alone basis.  MUSA is the operating entity that conducts most of Marsh’s U.S. business.  Realizability of the remaining state deferred tax benefits of $41 million and FTCs of $129 million depends on taxable income generated by all of the Company’s U.S. operations reported in various consolidated tax returns. A separate quantitative analysis was performed for each tax paying component based on management’s evaluation of past financial performance and forecasted future earnings.  Management’s assessment weighted negative and positive evidence according to the extent to which it could be objectively verified.

Significant Negative Evidence
Between 2008 and 2010, a cumulative three year loss was incurred by MUSA, and as a result, the Company’s consolidated U.S. operations also reported such a loss.  This factor was weighted in management’s assessment as significant negative evidence.  This cumulative loss reflects certain non-recurring items, such as 1) the resolution of shareholder and ERISA class action lawsuits discussed above resulting in a net charge of $230 million in 2009,  2) the resolution of the Alaska matter described above resulting in a net charge of $400 million in 2010, and 3) a series of restructuring actions taken by management in all three years ($182 million, $124 million, and $48 million in 2008, 2009, and 2010, respectively) to reduce expenses and streamline operations.

Significant Positive Evidence
In management’s judgment, a turning point in profitability was reached in 2010 by both MUSA, and as a result, the Company’s consolidated U.S. operations.  This improvement reflected a growing revenue base and the cumulative impact of the restructuring actions noted above.  The 2010 results reflected a significant continuous improvement over the last three years in the operating margin performance of the Marsh U.S. and global operations.  In 2010 the MUSA taxable entity, measured on a stand-alone basis, reported domestic pre-tax income of approximately $60 million.  The consolidated U.S. operations reported a pre-tax loss of $296 million, which included the $400 million charge related to the Alaska matter.  Management evaluated this event by considering past experience in professional liability actions, its assessment of existing risk, and the recorded liability for errors and omissions matters and concluded that the settlement was a unique event and not a continuing condition.  Excluding the impact of the settlement, the Company’s consolidated U.S. pre-tax income was $104 million.  Management considered the continuous three year trend in operating margin improvement for Marsh and the achievement of adjusted operating profitability in 2010 as significant positive evidence that can be objectively verified and weighted such evidence accordingly.  In addition, pursuant to the continuous improvement in operating results and the evidence noted herein, management believes the Company’s profitability is sustainable.

The negative evidence presented by the cumulative pre-tax loss over the period 2008 through 2010 and positive evidence of continued margin improvement and adjusted profitability in 2010 are both objectively verifiable and were all weighted significantly in the Company’s analysis.

Other Significant Positive Evidence

Forming a judgment about the extent to which it is more likely than not that deferred tax benefits will be realized also requires forecasts of future operating results, which are subjective by nature.  For purposes of considering the inherent subjectivity of forecasts on the Company’s realizability conclusions, management weighted the impact of the forecasted evidence by analyzing two alternative scenarios.  The first scenario applied a 25% discount to the Company’s forecasts of U.S. profits and the second assumed no future growth of the Company’s U.S. operations.  Management believes these scenarios provide a reasonable approach for appropriately weighting forecasted earnings.

The Company could implement additional prudent and feasible tax planning strategies which would result in additional taxable earnings to the MUSA taxable entity to utilize the existing net operating loss carryforwards in separate filing states.  After consideration of such tax planning strategies which would consolidate MUSA with certain other related operating subsidiaries, 2010 pre-tax profit was in excess of $150 million.

MUSA and the consolidated group were consistently profitable in the United States and in foreign jurisdictions prior to the settlement of the complaint by the Office of the New York Attorney General.  Since the settlement, domestic losses were incurred by MUSA, including restructuring charges.  In late 2007 and early 2008 a new senior management team was put into place at both Marsh and the parent company.  The actions of the new management team resulted in continuous operating margin improvement in the Marsh business, and 2010 marked the turn around point, with domestic pre-tax income of approximately $60 million for MUSA on a stand-alone basis.

Other Positive Evidence
▪	The Company and Marsh have no history of expiring loss carryforwards.
▪	Although carryforward periods vary by state, most have carryforward periods of up to 15 years.
▪
The Company has a demonstrated practice and history of repatriating significant portions of annual earnings from its foreign subsidiaries and expects to continue that practice in the future.  As such, under guidance in ASC topic 740-30-25-13, the Company considers future remittances of future foreign source earnings to support the realization of its domestic deferred tax assets where appropriate, in line with the Company’s historical repatriation practice.  Further, this is consistent with the process used to analyze and support the Company’s assertion about the amount of undistributed earnings that will be permanently reinvested in accordance with ASC topic 740-30-25-17.

▪
Management performed a look back analysis which compared actual versus budgeted earnings to support reliability of recent forecast projections (specifically since the arrival of new senior management at Marsh and the parent company) and concluded that the Company’s forecasting process and associated projections were reasonable and reliable.

▪
Consistent with the adjusted results in 2010, the Company had forecasted U.S. domestic profitability in 2011 and thereafter.  Management has communicated to the board of directors its forecasts and its overall strategy related to the operating results of Marsh’s domestic operations.

Based on its weighted analysis of positive and negative evidence, management concluded it was more likely than not that the recorded deferred tax assets would be realized.

The Company also acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert J. Rapport
Senior Vice President & Controller
- Chief Accounting Officer